UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§ 240.13(E)-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Intersections Inc.

(Name of Issuer)

Intersections Inc.

(Name of the Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981 301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Todd E. Lenson, Esq.

Kramer, Levin, Naftalis & Frankel

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$106,255,123.12	$12,878.12
*

Calculated solely for purposes of determining the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Amendment No. 1 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Intersections Inc., a Delaware corporation (the “Company”) on November 29, 2018, in connection with a tender offer by WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P. (the “Offerors”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, at a price of $3.68 per Share in cash. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the “Offer”), each as originally filed with the Tender Offer Statement of the Offerors with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Schedule TO”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 13E-3 remains unchanged. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings assigned to them in the Offer to Purchase or, as applicable, in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) that has been filed by the Company in response to the Offer.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 7(d) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(d) Effects. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “Special Factors—Section 5—Rule 13e-3”, “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences”, “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”, “The Offer—Section 12—The Merger Agreement”, “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger”, “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and “Schedule II—General Corporation Law of Delaware—Section 262 Appraisal Rights” and in the Schedule 14D-9 under “Item 8. Additional Information—(m) Certain Company Information—Estimated Annual Cost Savings” is incorporated herein by reference.”

Item 8.	Fairness of the Going-Private Transaction

Item 8(c), (e) and (f) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the Most Significant Conditions to the Offer?”, “Introduction”, and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.”

“(e) Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation” and “Item 4. The Solicitation or Recommendation—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.”

“(f) Other Offers. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of

the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors” and “Item 4. The Solicitation or Recommendation—(b) Background of the Offer and the Merger” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.”

Item 10.	Source and Amounts of Funds or Other Consideration

Item 10(c) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(c) Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 18—Fees and Expenses” and in the Schedule 14D-9 under “Item 8. Additional Information—(n) Expenses” is incorporated herein by reference.”

Item 13.	Financial Statements Consideration

Item 13(a) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(a) Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2017, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company included in its Form 10-Q for the quarter ended September 30, 2018 are incorporated herein by reference to the section titled “Item 1. Financial Statements”. Each of these documents is attached as an exhibit hereto.”

Item 13 of the Schedule 13E-3 is hereby amended and supplemented by inserting new paragraph (c) as follows:

“(c) Summary Financial Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—(m) Certain Company Information—Summary Financial Information” is incorporated herein by reference.”

Item 16.	Exhibits

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(C)	Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 30, 2018.

(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2018	Intersections Inc.

	By:	/s/ Ronald L. Barden
Name: Ronald L. Barden
Title: Chief Financial Officer